Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Loss per Class A Unit

(in thousands, except per unit data)

	2014	2013

Net loss	$(6,193)	$(3,670)

Class A Unitholders	x	x
(ownership percentage)	100%	100%

Net loss allocable to Class A Unitholders	$(6,193)	$(3,670)

Class A Units outstanding	11,100	7,500

Net loss per Class A Unit	$(0.56)	$(0.49)